March 20, 2026

Sanjeev Luther
President and Chief Executive Officer
Ernexa Therapeutics Inc.
1035 Cambridge Street, Suite 18A
Cambridge, MA 02141

       Re: Ernexa Therapeutics Inc.
           Registration Statement on Form S-3
           Filed March 16, 2026
           File No. 333-294307
Dear Sanjeev Luther:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alan Campbell at 202-551-4224 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Lawrence Metelitsa, Esq.